June 15, 2005

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Esq.

Re:	Abgenix, Inc.
Form 10-K for fiscal year ended December 31, 2004
File No. 000-24207

Ladies and Gentlemen:

Abgenix, Inc. (the “Company”) hereby respectfully submits this letter in response to the verbal comments related to critical accounting estimates provided by the Staff following the Company’s initial written response dated April 19, 2005 to the Staff’s letter dated April 5, 2005, from Mr. Jim B. Rosenberg to Mr. H. Ward Wolff of the Company.

In response to the Staff’s comment, the Company has reassessed whether the nature of the estimates or assumptions for revenue recognition is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, the susceptibility of such matters to change, and whether the impact of the estimates and assumptions on financial condition or operating performance is material.  Accordingly, in response to the Staff’s comment, the Company will revise future filings to include revenue recognition as a critical accounting estimate and disclose why our accounting estimates bear the risk of change, how we arrived at the estimates, how much the estimates have changed in the past, whether the estimates are reasonably likely to change in the future, and to provide quantitative information related to the sensitivity of our estimates to change.  The following is an example of how future filings will be revised in response to the Staff’s comment (underlined language represents new statements following prior statements in our most recent Form 10-K):

“We enter into revenue arrangements with multiple deliverables in order to meet our customer’s needs. For example, the arrangements may include a combination of up-front fees, license payments, research and development services, milestone payments, future royalties, and manufacturing arrangements. Multiple element revenue agreements entered into on or after July 1, 2003 are evaluated under Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, to determine whether the delivered item has value to the customer on a stand-alone basis and whether objective and reliable evidence of the fair value of the undelivered item exists. Deliverables in an arrangement that do not meet the separation criteria in EITF 00-21 must be treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable is followed for the combined unit of accounting. For certain arrangements, the period of time over which certain deliverables will be provided is not contractually defined. Accordingly, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  For example, during 2004, we recognized revenue of approximately $0.5 million related to arrangements for which the period of time over which the research will be performed was not contractually defined.  For these arrangements, we are amortizing up-front fees over the 15-  to 20-month period of time defined in the research plan mutually established by us and our customer.  As of December 31, 2004, approximately $0.2 million remained in deferred revenue related to these arrangements.  In addition, during 2004, we recognized revenue of approximately $0.7 million related to an arrangement for which the period of time of continuing obligation is dependent upon the timing of product commercialization.  The length of time necessary to complete preclinical and clinical testing, and to obtain marketing approval to commercialize a product, varies substantially according to the type, complexity, novelty and intended use of the product candidate and many factors may delay commercialization.  If the date of the product commercialization is delayed by one year, the amount of revenue recognized in 2005 would be approximately $0.6 million, as opposed to $0.7 million under our current estimate.  As of December 31, 2004, approximately $4.2 million remained in deferred revenue related to this arrangement.  To date, there has not been a change in an estimate or assumption made in the past that had a material impact on revenue recognition.”

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Please direct any comments or questions regarding this filing to H. Ward Wolff at 510-284-6870 or Donald R. Joseph at 510-284-6562.

Very truly yours,

/s/ H. Ward Wolff
Abgenix, Inc.

		By:	H. Ward Wolff
Chief Financial Officer and
Senior Vice President, Finance

cc:	William R. Ringo,
President and Chief Executive Officer
Donald R. Joseph,
Senior Vice President, General Counsel
and Secretary